New Underground Gold Mine To Be Made Ready for Production
at Jerritt Canyon, Nevada

Vancouver, BC – September 14, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to announce that the Board of Directors has approved a resolution to initiate mining at Starvation Canyon located in the southern end of its wholly-owned gold production Jerritt Canyon property in Nevada, USA. It is anticipated that the daily production at Starvation Canyon will be 300 tons per day initially ramping up to 600 tons per day during the first six months of production. Jerritt Canyon is operated by Queenstake Resources USA Ltd., ("Queenstake") a wholly owned subsidiary of Yukon-Nevada Gold Corp. ("YNG" or the "Company").

Starvation Canyon will be an underground operation similar to the other operating underground mines at the Company’s Jerritt Canyon operations. All environmental approvals have been received for the commencement of mine construction. Portal work is scheduled to begin in April 2012 and development is scheduled to begin in July 2012 with ore production scheduled to begin in January 2013. Ore from Starvation Canyon will be hauled approximately 30 miles, mostly on State highways, to the Jerritt Canyon roaster and processing facility.

Proven and Probable ore reserves for Starvation Canyon are currently 125,000 tons grading 0.262 oz/t gold and 237,900 tons grading 0.265 oz/t gold respectively totaling 363,000 tons with a grade of 0.264 oz/t gold.

Measured and Indicated resources for Starvation Canyon are currently 5,500 tons at 0.365 oz/t gold and 496,900 tons at 0.284 oz/t gold respectively.

A surface drilling program is planned for 2011 that will include both geotechnical core drilling and deposit infill drilling to convert inferred resources to measured or indicated resources.

The Reserves and Resources mentioned in this news release were calculated as of January 1, 2011 and the NI 43-101 Technical Report can be found on SEDAR, www.sedar.com and on our website here: http://www.yukon-nevadagold.com/s/JerrittCanyon.asp?ReportID=195388

This news release was reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc., the Qualified Person under NI 43-101 for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.